Filed by First Health Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Commission File No.: 0-15846

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. (“First Health”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by First Health on October 14, 2004, and is incorporated by reference into this filing.

Letter to CCN clients

October 27, 2004

Dear Valued Partner:

On Thursday, October 14th, it was announced that our parent company, First Health, would be merging with Coventry Health Care, Inc. This merger is subject to regulatory and shareholder approval and should become effective in the First Quarter of 2005.

With revenues of more that $5 billion, Coventry is a well-managed company with a terrific track record of service, growth and profitability. Over the last three years, Coventry has enjoyed the distinction of being part of the Fortune 500, Barron’s 500 and Forbes Platinum 400. In its ninth annual Shareholder Scorecard, The Wall Street Journal again named Coventry to its list and cited it as being one of the top performers nationally, based on returns over the past five-year period. Coventry is also ranked #1 among all health plans nationally based on five-year performance.

Health care today is a rapidly consolidating industry. Critical mass and financial strength are clearly the keys to financial success. We are confident that in Coventry, we have found a partner who can help us build one of the premier companies in our industry. In addition to expanded size, we will have the ability to lower medical cost for the benefit of our clients. It also means that we can provide greater breadth and depth of services.

What does this mean for CCN, PPO Oklahoma and HCVM? In the short-term, this merger will have little to no impact. We are proceeding full-speed ahead with our CCN Network Enhancement to bring improved access and savings to our clients beginning 01/01/05. Over time, this merger should increase our efficiencies and resources to provide improved value to our clients.

We will continue to keep you updated on the progress of the merger. In the meantime, if you have any questions, please contact your account manager or give me a call at (858) 547-2576.

Sincerely,

/s/ R. Blaine Faulkner II

R. Blaine Faulkner II
Vice President, Sales & Account Management

RBF:bw

Additional Information about this Information

This communication is not a solicitation of a proxy from any security holder of First Health. First Health and Coventry intend to file a registration statement on Form S-4 with the SEC in connection with the Merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about First Health, Coventry, the Merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the Merger carefully before they make any decision with respect to the Merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the Merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations. All documents filed with the SEC by Coventry in connection with the Merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations.

First Health, Coventry their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the Merger will be available in the proxy statement regarding the Merger. Investors can obtain free copies of these documents from the SEC’s website.